CONFIDENTIAL

March 22, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street N.E.
Washington, D.C. 20549

Attn:	David Plattner

Re:	NGM Biopharmaceuticals, Inc.
Schedule TO-T/13E-3 filed March 8, 2024
Filed by The Column Group, LP et al.
File No. 005-90978

Dear Mr. Plattner,

On behalf of Atlas Neon Parent, Inc. (“Parent”), Atlas Neon Merger Sub, Inc. (“Purchaser”), The Column Group, LP, The Column Group GP, LP, The Column Group II, LP, The Column Group II GP, LP, The Column Group Management, LP, Ponoi Capital, LP, Ponoi Management, LLC, Ponoi Capital II, LP, Ponoi II Management, LLC, The Column Group III, LP, The Column Group III-A, LP, The Column Group III GP, LP, The Column Group IV, LP, The Column Group IV-A, LP, TCG IV GP, LLC, The Column Group Opportunity III, LP, The Column Group Opportunity III GP, LP, TCG Opportunity III GP, LLC, Peter Svennilson, David V. Goeddel and Timothy Kutzkey (together, the “Filing Persons”), we submit this letter setting forth the responses of the Filing Persons to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 19, 2024 (the “Comment Letter”) with respect to the Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Commission by the Filing Persons on March 8, 2024. Concurrently with the filing of this letter, the Filing Persons have filed Amendment No. 1 to the Schedule TO (the “Amendment”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold below and provided our response below such comment.

Division of Corporation Finance
Office of Mergers & Acquisitions
March 22, 2024

Schedule TO-T/13E-3 filed March 8, 2024; Offer to Purchase

Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger, page 18

1.	Please revise your disclosure to address all of the factors included in Instruction 2 to Item 1014 of Regulation M-A.

Response: The Filing Persons respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Filing Persons clarified the disclosure under “Special Factors—Position of Parent and Purchaser Regarding the Fairness of the Offer and the Merger” in the Amendment.

Price Range of Shares; Dividends, page 21

2.	It would appear that the top line of the table on page 22 should indicate a high price of $1.91, rather than $1.54. Please revise accordingly, or advise.

Response: The Filing Persons respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Filing Persons clarified the disclosure under “Special Factors—Price Range of Shares; Dividends” in the Amendment to indicate a high price of $2.20 based on the high price of the shares during the first quarter of the fiscal year through March 7, 2024.

Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations, page 22

3.
The disclosure in this section is drafted in such a way as to suggest that there is a reasonable likelihood that shares will be purchased in the tender offer without the merger being consummated. Given the Minimum Tender Condition, and what would appear to be the absence of other problematic conditions, it is unclear why the drafting takes such tone. Please revise, or advise.

Response: The Filing Persons respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Filing Persons clarified the disclosure under “Special Factors—Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” in the Amendment.

Fees and Expenses, page 57

4.
Please revise to provide a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction, or advise. Such statement should include a quantification of legal expenses. Refer to Item 1007(c) Regulation M-A and Item 10 of Schedule 13E-3.

Response: The Filing Persons respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Filing Persons clarified the disclosure under “The Tender Offer—Fees and Expenses” in the Amendment.

*   *   *

Division of Corporation Finance
Office of Mergers & Acquisitions
March 22, 2024

We would be grateful to receive any further comments on the Amendment as promptly as practicable.  Please direct any questions or comments you may have about this filing to Luke Jennings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3591 or Austin S. Pollet of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (628) 432-5118.

Sincerely,

/s/ James Evangelista

James Evangelista

cc:	Luke Jennings
Austin S. Pollet